The Real Brokerage Inc. Appoints Katharine Mobley as Chief Marketing Officer

Award-Winning Strategic Marketing Executive to Grow Brokerage's Brand

NEW YORK AND TORONTO -- November 8, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that Katharine Mobley will join its management team as Chief Marketing Officer.

Mobley will be responsible for driving brand awareness, increasing agent visibility and leading investor relations. As a proven global brand builder and thought leader Mobley aims to expand Real's national and international footprint. Additionally, as Chief Marketing Officer, Mobley will be instrumental in other corporate initiatives such as Real's Environmental, Social, Governance (ESG) program and corporate events.

"With the current state of the real estate market, this is a very exciting time to join Real. This is an extraordinary opportunity to leverage my background in technology and apply it to this rapidly changing industry," said Real Chief Marketing Officer, Katharine Mobley. "Since my first meeting with the team, I saw Real's many opportunities and I knew this was a brand and a company that I wanted to join. I look forward to taking our brand to the next level."

Mobley is an award-winning executive with more than 20 years of experience. Mobley focuses on delivering strategic and data-driven strategies for growth, venture-backed and private equity companies. Previously, Ms. Mobley led global marketing at First Advantage (NASDAQ: FA). Prior to her role at First Advantage, Mobley served as a chief marketing officer at several technology firms and managed a range of global brands with accounts at several Fortune 500 companies.

Mobley holds a Bachelor of Arts in Business Administration and Marketing from the University of Georgia's Terry College of Business. Mobley frequently mentors startup founders including at the  Atlanta Tech Village incubator.

"This is an exciting time to have Katharine join the executive team here at Real," said Real co-founder and CEO Tamir Poleg. "Our organization is expanding and given Katharine's strong background and key relationships in the marketing and communications fields, we are confident that Katharine will play a key role in creating opportunities to elevate our brand and agents. We are looking forward to having her join our family at Real and will fit right into our culture and team."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 38 U.S. states, the District of Columbia, and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Katharine Mobley's role at the Company and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.